ITEM 77C

Flaherty & Crumrine Preferred Securities Income Fund
Incorporated

Meeting of Shareholders

On April 20, 2016, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:

Name                      For          Withheld
R. Eric Chadwick    37,528,246.958     901,388.500

Robert F. Wulf      37,434,134.458     995,501.000

Ms. Karen Hogan and Messrs. David Gale and Morgan Gust continue to serve in their capacities as Directors of the Fund.